Exhibit 99.3

Alliance HealthCare Services, Inc.

Condensed Consolidated Financial Statements

March 31, 2021

ALLIANCE HEALTHCARE SERVICES, INC.

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited; in thousands, except share and per share amounts)

	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$23,924	$25,782
Accounts receivable, net of allowance for doubtful accounts of $1,679 in 2021 and $1,659 in 2020	70,292	68,786
Prepaid expenses	9,350	10,567
Other current assets	8,311	9,526

Total current assets	111,877	114,661
Property and equipment, net	159,859	165,558
Goodwill	93,996	93,996
Other intangible assets, net	137,141	139,631
Other assets	28,258	24,453

Total assets	$531,131	$538,299

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$21,924	$25,365
Accrued compensation and related expenses	22,364	23,174
Current portion of long-term debt	37,490	36,810
Current portion of obligations under capital leases	4,398	5,623
Other accrued liabilities	42,924	43,171

Total current liabilities	129,100	134,143
Long-term debt, net of current portion	560,595	550,614
Obligations under capital leases, net of current portion	3,374	2,386
Other liabilities	24,491	25,889

Total liabilities	717,560	713,032
Commitments and contingencies
Stockholders’ deficit:
Common stock, $0.01 par value; 50,000,000 shares authorized; 19,251,869 issued and outstanding	193	193
Additional paid-in capital	78,200	78,090
Accumulated other comprehensive loss	(11,663)	(12,865)
Accumulated deficit	(330,424)	(320,517)

Total stockholders’ deficit	(263,694)	(255,099)
Noncontrolling interest	77,265	80,366

Total equity	(186,429)	(174,733)

Total liabilities and equity	$531,131	$538,299

See accompanying notes to the condensed consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited; in thousands)

	Three Months Ended March 31,
	2021	2020
Revenues	$119,513	$132,405
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	73,033	85,517
Selling, general and administrative expenses	20,973	23,021
Transaction costs	704	514
Restructuring charges	609	136
Severance and related costs	129	537
Depreciation expense	12,721	13,860
Amortization expense	2,490	3,134
Interest expense, net	15,963	13,199
Other income, net	(780)	(403)

Total costs and expenses	125,842	139,515

Loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest	(6,329)	(7,110)
Income tax expense	—	(38)
Earnings from unconsolidated investee	317	309

Net loss	(6,012)	(6,839)
Less: Net income attributable to noncontrolling interest	3,895	4,727

Net loss attributable to Alliance HealthCare Services, Inc.	$(9,907)	$(11,566)

Comprehensive loss, net of taxes:
Net loss	$(6,012)	$(6,839)
Unrealized loss on hedging transactions, net of taxes	(404)	(5,893)
Reclassification adjustment for losses included in net loss, net of taxes	1,606	986
Foreign currency translation adjustment	—	(30)
Comprehensive loss, net of taxes	(4,810)	(11,776)

Less: Comprehensive income attributable to noncontrolling interest	3,895	4,727

Comprehensive loss attributable to Alliance HealthCare Services, Inc.	$(8,705)	$(16,503)

See accompanying notes to the condensed consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited; in thousands, except share amounts)

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’	Noncontrolling	Total
	Shares	Amount	Capital	Income (Loss)	Deficit	Deficit	Interest	Equity
Balance at December 31, 2020	19,251,869	$193	$78,090	$(12,865)	$(320,517)	$(255,099)	$80,366	$(174,733)
Share-based compensation	—	—	110	—	—	110	—	110
Other comprehensive income	—	—	—	1,202	—	1,202	—	1,202
Contributions from noncontrolling interest in subsidiaries	—	—	—	—	—	—	27	27
Distributions to noncontrolling interest in subsidiaries	—	—	—	—	—	—	(7,023)	(7,023)
Net income (loss)	—	—	—	—	(9,907)	(9,907)	3,895	(6,012)

Balance at March 31, 2021	19,251,869	$193	$78,200	$(11,663)	$(330,424)	$(263,694)	$77,265	$(186,429)

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders’	Noncontrolling	Total
	Shares	Amount	Capital	Loss	Deficit	Deficit	Interest	Equity
Balance at December 31, 2019	19,251,869	$193	$60,196	$(12,353)	$(257,108)	$(209,072)	$107,193	$(101,879)
Share-based compensation	—	—	111	—	—	111	—	111
Other comprehensive loss	—	—	—	(4,937)	—	(4,937)	—	(4,937)
Distributions to noncontrolling interest in subsidiaries	—	—	—	—	—	—	(5,408)	(5,408)
Net income (loss)	—	—	—	—	(11,566)	(11,566)	4,727	(6,839)

Balance at March 31, 2020	19,251,869	$193	$60,307	$(17,290)	$(268,674)	$(225,464)	$106,512	$(118,952)

See accompanying notes to the condensed consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; in thousands)

	Three Months Ended March 31,
	2021	2020
Operating activities:
Net loss	$(6,012)	$(6,839)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	15,211	16,994
Amortization of deferred financing costs and accretion of discount on long-term debt	3,029	1,104
Provision for doubtful accounts	20	885
Distributions from unconsolidated investee	375	435
Earnings from unconsolidated investee	(317)	(309)
Non-cash interest expense	3,980	—
Other non-cash items, net	(400)	(218)
Changes in operating assets and liabilities:
Accounts receivable	(1,526)	4,281
Prepaid expenses	1,217	1,776
Other assets	(410)	(134)
Accounts payable	(3,187)	4,689
Accrued compensation and related expenses	(810)	2,887
Other liabilities	534	1,209

Net cash provided by operating activities	11,704	26,760

Investing activities:
Purchases of property and equipment	(6,156)	(3,803)
Increase in deposits on equipment	(3,810)	(4,405)
Net proceeds from sale of assets	562	362
Other investing activities	1,341	32

Net cash used in investing activities	$(8,063)	$(7,814)

See accompanying notes to the condensed consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Unaudited; in thousands)

	Three Months Ended March 31,
	2021	2020
Financing activities:
Proceeds from revolving loan	$16,000	$39,000
Principal payments on revolving loan	(16,000)	(11,000)
Principal payments on term loan	(7,666)	(5,063)
Proceeds from equipment debt	15,820	7,894
Principal payments on equipment debt and capital lease obligations	(6,552)	(6,182)
Payments of deferred financing costs	(105)	—
Contributions from noncontrolling interest in subsidiaries	27	—
Distributions to noncontrolling interest in subsidiaries	(7,023)	(5,297)

Net cash provided by (used in) financing activities	(5,499)	19,352

Net increase (decrease) in cash and cash equivalents	(1,858)	38,298
Cash and cash equivalents, beginning of period	25,782	15,145

Cash and cash equivalents, end of period	$23,924	$53,443

Supplemental disclosure of cash flow information:
Interest paid	$9,502	$12,190
Income taxes paid (refunded), net of (refunds) payments	(2,304)	9
Supplemental disclosure of non-cash investing and financing activities:
Interest payable-in-kind on term loans	3,980	—
Capital lease obligations related to the purchase of equipment	1,919	—
Equipment purchases in accounts payable and other accrued liabilities	4,943	5,331
Distributions to noncontrolling interest in subsidiaries	—	111

See accompanying notes to the condensed consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2021

(Unaudited)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared by Alliance HealthCare Services, Inc. (the “Company” or “Alliance”) and do not include all of the information and disclosures required by accounting principles generally accepted in the U.S. (“GAAP”). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2020 (“2020 Annual Report”).

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, provision for the collectibility of accounts receivable, goodwill and other intangible assets, and assets acquired and liabilities assumed in connection with acquisitions. Actual results could differ from these estimates and such differences could affect the results of operations reported in future periods.

Pending Acquisition by Akumin Corp.

On June 25, 2021, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Akumin Corp., a wholly-owned indirect subsidiary of Akumin Inc. Pursuant to the Share Purchase Agreement, Akumin Corp. will acquire all of the issued and outstanding common stock of Thaihot Investment Company US Limited, which owns 100% of the common stock of Alliance, from Thaihot Investment Co., LTD (the “Seller”). The aggregate purchase price payable to the Seller at closing is $820 million (the “Purchase Price”).

The transaction is subject to the receipt of certain regulatory approvals, as well as the satisfaction or waiver of other customary closing conditions. The Share Purchase Agreement provides for the payment by Akumin Corp. of a reverse break fee to the Seller equal to: (a) 5.0% of the Purchase Price in connection with the termination of the Share Purchase Agreement under certain circumstances, including a material breach by Akumin Corp. of any covenant, representation or warranty contained in the Share Purchase Agreement; and (b) 2.5% of the Purchase Price in connection with the termination of the Share Purchase Agreement because of a failure to obtain certain regulatory approvals by an agreed upon date.

The Company expects the transaction to be completed in the third quarter of 2021.

2. Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

Intangibles - Goodwill and Other-Internal-Use Software

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, “Intangibles - Goodwill and Other-Internal-Use Software.” ASU 2018-15 aligns the requirements for deferring implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for the Company for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted and can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company adopted ASU 2018-15 on January 1, 2021 on a prospective basis. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

Recently Issued Accounting Pronouncements Not Yet Adopted

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases,” to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 supersedes the current standard. The primary difference between current guidance and ASU 2016-02 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. ASU 2016-02 also requires an entity to separate the lease components from the non-lease components (for example, maintenance services or other activities that transfer a good or service to the customer) in a contract. Only the lease components must be accounted for in accordance with this guidance. In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates.” ASU 2019-10 deferred the effective date for ASU 2016-02 by one year for smaller reporting companies, non-SEC filers and all other companies. Subsequently, in June 2020, the FASB issued ASU 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842),” which grants a one-year effective date deferral. Therefore, ASU 2016-02 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption continues to be allowed. The Company is assessing the impact that the adoption of ASU 2016-02 may have on its consolidated financial statements.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the measurement and recognition of expected credit losses for financial assets held based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. In May 2019, the FASB issued ASU 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief,” which provides additional implementation guidance on the previously issued ASU 2016-13. These ASUs are effective for the Company for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is assessing the impact that the adoption of these ASUs may have on its consolidated financial statements.

Derivatives and Hedging and Reference Rate Reform

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,” which provides optional expedients and exceptions for applying GAAP principles to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. This guidance was effective beginning on March 12, 2020, and can be adopted on a prospective basis no later than December 31, 2022, with early adoption permitted. In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848).” The objective of the new reference rate reform standard is to clarify the scope of Topic 848 and provide explicit guidance to help companies applying optional expedients and exceptions. These ASUs are effective immediately for all entities that have applied optional expedients and exceptions. The Company is assessing the impact, if any, that the adoption of these ASUs may have on its consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

3. Fair Value of Financial Instruments

Instruments Measured at Fair Value on a Recurring Basis

The following table summarizes the valuation of the Company’s financial instruments that are reported at fair value on a recurring basis:

	Fair Value as of March 31, 2021				Fair Value as of December 31, 2020
(in thousands)	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Financial liabilities:
Interest rate contracts (included in other accrued liabilities)	$6,261	$—	$6,261	$—	$6,196	$—	$6,196	$—
Interest rate contracts (included in other liabilities)	6,888	—	6,888	—	8,156	—	8,156	—

Total financial liabilities	$13,149	$—	$13,149	$—	$14,352	$—	$14,352	$—

The Company’s derivative instruments are primarily pay-fixed, receive-variable interest rate swaps based on the London interbank offered rate (“LIBOR”) swap rate (see Note 5). The Company has elected to use the income approach to value these derivatives, using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated but not compelled to transact. Level 2 inputs for interest rate swap valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates at commonly quoted intervals and implied volatilities for options). According to Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement,” the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty’s creditworthiness and the Company’s creditworthiness has also been factored into the fair value measurement of the derivative instruments.

During the three months ended March 31, 2021, none of the Company’s instruments has transferred from one level to another.

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

The Company measures the fair value of certain assets on a non-recurring basis (utilizing Level 3 inputs), generally on an annual basis, in connection with acquisitions, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include goodwill, intangible assets and long-lived assets (see Note 4). The Company did not make any such measurements during the three months ended March 31, 2021 or 2020.

4. Supplemental Balance Sheet Information

The components of property and equipment, net are as follows:

(in thousands)	March 31, 2021	December 31, 2020
Major equipment	$701,629	$716,849
Transportation and service equipment	18,065	18,075
Office equipment	102,586	102,445
Furniture and fixtures	3,488	3,470
Tenant improvements	49,871	50,087
Buildings and land	340	340

	875,979	891,266
Accumulated depreciation	(716,120)	(725,708)

	$159,859	$165,558

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

Included in Major equipment and Transportation and service equipment as of March 31, 2021 are assets held under capital leases with a cost of $41.9 million and $2.8 million, respectively, and accumulated depreciation of $27.1 million and $1.4 million, respectively.

Included in Major equipment and Transportation and service equipment as of December 31, 2020 are assets held under capital leases with a cost of $42.6 million and $2.8 million, respectively, and accumulated depreciation of $24.9 million and $1.3 million, respectively.

Intangible assets consist of the following:

	Weighted Average Useful Life (in years)	March 31, 2021			December 31, 2020
(dollars in thousands)		Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Finite-lived intangible assets:
Customer contracts	15	$202,047	$(136,245)	$65,802	$202,047	$(134,065)	$67,982
Other	19	42,384	(25,280)	17,104	42,384	(24,970)	17,414

Total	16	$244,431	$(161,525)	82,906	$244,431	$(159,035)	85,396

Indefinite-lived intangible assets				54,235			54,235

Total other intangible assets				$137,141			$139,631

As of March 31, 2021, there were no indications of impairment of the Company’s intangible assets.

Other accrued liabilities consist of the following:

(in thousands)	March 31, 2021	December 31, 2020
MAAPP funds and Relief Funds	$6,504	$6,504
Interest rate contracts	6,261	6,196
Property and sales taxes	5,562	5,518
Accrued equipment purchases	3,323	4,274
Systems rental and maintenance costs	2,232	2,791
Other	19,042	17,888

Total	$42,924	$43,171

The Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) provided for qualified healthcare providers to receive advanced payments under the existing Medicare Accelerated and Advance Payments Program (“MAAPP”) during the COVID-19 pandemic. Under this program, healthcare providers could choose to receive advanced payments for future Medicare services provided. During 2020, the Company applied for and received approval to receive MAAPP funds from Centers for Medicare & Medicaid Services. The Company recorded these payments as a liability until all performance obligations have been met, as the payments were made on behalf of patients before services were provided. MAAPP funds received are required to be applied to future Medicare billings commencing in April 2021, with all such remaining amounts required to be repaid by September 2022. Included in other accrued liabilities at March 31, 2021 and December 31, 2020 is $6.1 million of MAAPP funds.

In addition, the CARES Act provided waivers, reimbursement, grants and other funds to assist healthcare providers during the COVID-19 pandemic, including $100 billion in appropriations for the Public Health and Social Services Emergency Fund, also referred to as the Provider Relief Fund, to be used for preventing, preparing, and responding to the coronavirus, and for reimbursing eligible healthcare providers for lost revenues and healthcare related expenses that are attributable to COVID-19. During 2020, the Company received $6.6 million of payments (“Relief Funds”) under the CARES Act, of which $6.2 million were recorded in other income, net in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020, and $0.4 million were recorded in other accrued liabilities in the condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020 pending the achievement of certain requirements. The Relief Funds do not have to be repaid.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

The CARES Act provided for the deferred payment of the employer portion of Social Security taxes between March 27, 2020 and December 31, 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. The Company elected to defer depositing the employer’s share of Social Security taxes beginning in April 2020. As of March 31, 2021 and December 31, 2020, $5.7 million related to these deferred payments are included in accrued compensation and related expenses in the consolidated balance sheet.

The components of accumulated other comprehensive loss are as follows:

(in thousands)	Unrealized Loss on Hedging Transactions	Foreign Currency Translation Adjustments	Total
Balance at December 31, 2020	$(12,822)	$(43)	$(12,865)
Other comprehensive loss before reclassifications	(404)	—	(404)
Amounts reclassified into earnings	1,606	—	1,606

Balance at March 31, 2021	$(11,620)	$(43)	$(11,663)

The income tax effects on derivative losses included in other comprehensive loss during the three months ended March 31, 2021 and 2020 were immaterial.

Long-term debt consists of the following:

(in thousands)	March 31, 2021	December 31, 2020
Term loan facilities	$481,739	$485,425
Revolving loan facility	80,000	80,000
Equipment debt	70,875	59,452
Obligations under capital leases	7,772	8,009
Debt discount and deferred financing costs, net	(34,529)	(37,453)

	605,857	595,433
Less current portion	41,888	42,433

Long-term debt	$563,969	$553,000

Certain of the Company’s debt obligations are subject to covenants with which it must comply on a quarterly or annual basis. The Company’s equipment debt is composed of financing arrangements with various lenders. The Company was in compliance with all such covenants as of March 31, 2021, except for one covenant in an agreement between an equipment lender and one of the Company’s controlled joint ventures. The equipment debt outstanding under this arrangement as of March 31, 2021 was $7.1 million. A waiver was obtained from the equipment lender for the violation of the minimum debt service coverage ratio for the trailing 12-month period as of March 31, 2021.

5. Derivatives and Cash Flow Hedges

The Company has multiple interest rate swap agreements to hedge the future cash interest payments on portions of its variable-rate bank debt in order to avoid volatility in operating results due to fluctuations in interest rates.

The Company established five single-year interest rate swap agreements (“JPM Interest Rate Swaps”) with JPMorgan Chase Bank, NA, the administrative agent of the First Lien Credit Agreement. The JPM Interest Rate Swaps, which mature on June 30, 2019, June 30, 2020, June 30, 2021, June 30, 2022, and June 30, 2023, respectively, have notional amounts of $300.0 million each and were designated as cash flow hedges of future cash interest payments associated with a portion of the Company’s variable rate debt included in the Credit Agreements. Under the terms of these swap agreements, the Company receives one-month LIBOR and pays fixed rates ranging from 2.483% to 3.167% on the notional amounts. The net effect of the hedges is to record interest expense at these fixed rates plus the applicable margin of the underlying debt.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

As of March 31, 2021, the Company had interest rate swap agreements to hedge a total of $306.9 million of its variable-rate bank debt or approximately 54% of total variable-rate debt. At December 31, 2020, the Company had interest rate swap agreements to hedge $307.9 million of its variable-rate bank debt or approximately 54% of total variable-rate debt. The amount that the Company expects to reclassify from accumulated other comprehensive loss to interest expense over the next twelve months is $6.3 million.

A summary of the Company’s derivative liabilities is as follows:

					Fair Value Liabilities
(dollars in thousands)	Notional Amount	Fixed Payment Rate		Maturity Date	March 31, 2021	December 31, 2020
Derivatives designated as cash flow hedging instruments:
JPM Interest Rate Swaps; one-month LIBOR interest rate swaps	$300,000	3.101	% –3.167%	June 2021 –June 2023	$13,021	$14,191
Other one-month LIBOR interest rate swaps	6,908	0.860% – 3.690%		September 2021 – October 2024	128	161

Total derivative liabilities					$13,149	$14,352

The following table summarizes the effect of derivative instruments and the line items in the condensed consolidated statements of operations and comprehensive loss for cash flow hedges:

	Amount of Loss Recognized in OCI on Derivatives		Location of Loss	Amount of Loss Reclassified from Accumulated OCI into Income
	Three Months Ended March 31,		Reclassified from Accumulated OCI	Three Months Ended March 31,
(in thousands)	2021	2020	into Income	2021	2020
Interest rate contracts	$404	$5,893	Interest expense, net	$1,606	$986

Total	$404	$5,893		$1,606	$986

The following table presents the effect of cash flow hedge accounting on the condensed consolidated statements of operations and comprehensive loss:

	Three Months Ended March 31,
	2021	2020
(in thousands)	Interest Expense, net	Interest Expense, net
Total amounts of income and expense line items presented in the statement of operations and comprehensive loss in which the effects of cash flow hedges are recorded	$15,963	$13,199
The effects of fair value and cash flow hedging
Loss on cash flow hedging relationships:
Interest rate contracts:
Amount of loss reclassified from Accumulated OCI into Income	$1,606	$986

Non-designated derivative instruments were immaterial to the Company’s condensed consolidated financial statements as of and for the three months ended March 31, 2021 and 2020.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

6. Stock Appreciation Rights

During 2018, the Company adopted a long-term incentive program (“2018 LTIP”) pursuant to which certain key management personnel and non-employee consultants are eligible to receive Stock Appreciation Rights (“SARs”). SARs have 10-year terms and vest in three equal installments on each of the three anniversaries following the vesting commencement date. SARs are granted with a base price of not less than 100% of the fair value of the Company’s common stock at the date of grant. Once vested, SARs can be exercised to acquire shares of the Company’s common stock during the specified annual exercise period. The number of shares to be issued upon exercise of the SARs is based on the aggregate appreciation of the SARs value, calculated as the difference between the fair market value of the Company’s common stock as of the specified valuation date preceding the exercise date and the SARs base price. SARs are subject to accelerated vesting provisions upon certain change in control and other specified events. Upon termination of employment or service, unvested awards are generally cancelled and vested awards may be exercised for a limited period of time. Under the plan, up to 750,000 SARs may be granted and SARs that are exercised, forfeited or canceled or otherwise not paid will not again be available for grant under the plan.

During the three months ended March 31, 2021, 121,657 SARs vested. No SARs were exercised during the three months ended March 31, 2021. Compensation costs associated with the SARs were not material during the three months ended March 31, 2021 and 2020.

As of March 31, 2021, a total of 383,381 SARs vested and there were no unvested SARs.

7. Commitments and Contingencies

Purchase Commitments

The Company has certain binding purchase commitments primarily for the purchase of equipment from various suppliers. As of March 31, 2021, the obligations for these future purchase commitments totaled $30.4 million, of which $21.9 million is expected to be paid during the remaining nine months of 2021 and $8.5 million is expected to be paid in 2022.

Leases

The Company leases office and warehouse space and certain equipment under non-cancelable operating leases. The office and warehouse leases generally call for minimum monthly payments plus maintenance and inflationary increases. As of March 31, 2021, future minimum payments under operating leases are as follows:

(in thousands)
Year ending December 31:
2021 (remaining nine months)	$13,868
2022	17,573
2023	16,059
2024	13,682
2025	9,360
Thereafter	42,196

$112,738

Rent expense is recognized on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured as determined at lease inception. The Company’s total rental expense, which includes short-term equipment rentals, for the three months ended March 31, 2021 and 2020 was $4.5 million and $5.2 million, respectively.

Guarantees and Indemnities

The Company has applied the disclosure provisions of ASC 460, “Guarantees,” to its agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by ASC 440, “Commitments,” and ASC 450, “Contingencies,” by requiring a guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in which the Company is the guarantor or indemnifies a party.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

In the normal course of business, the Company has made certain guarantees and indemnities, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims arising from a breach of representations or covenants. In addition, the Company has entered into indemnification agreements with its executive officers and directors and the Company’s bylaws contain similar indemnification obligations. Under these arrangements, the Company is obligated to indemnify, to the fullest extent permitted under applicable law, its current or former officers and directors for various amounts incurred with respect to actions, suits or proceedings in which they were made, or threatened to be made, a party as a result of acting as an officer or director.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made related to these indemnifications have been immaterial. At March 31, 2021, the Company has determined that no liability is necessary related to these guarantees and indemnities.

Other Matters

The Company from time to time is involved in routine litigation and regulatory matters incidental to the conduct of its business. The Company believes that resolution of such matters will not have a material adverse effect on its condensed consolidated financial statements.

8. Supplemental Statement of Operations Information

The majority of the Company’s revenues are derived directly from hospitals and healthcare providers and are primarily for radiology and oncology services (“Wholesale”). To a lesser extent, revenues are generated from direct billings to third-party payers or patients, which are recorded net of contractual discounts, estimated uncollectible amounts associated with patients, and other arrangements for providing services at less than established patient billing rates (“Retail”). The following table summarizes the components of the Company’s revenues:

	Three Months Ended March 31,
	2021	2020
Wholesale:
Radiology	57%	53%
Oncology	16%	15%

	73%	68%

Retail:
Radiology	10%	9%
Oncology	13%	12%
Interventional	3%	10%

	26%	31%

Other	1%	1%

Total	100%	100%

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

Restructuring charges of $0.6 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively, consist of exit costs primarily associated with leased facilities that the Company ceased using.

Activity and liability balances for exit costs are as follows:

	Three Months Ended March 31,
(in thousands)	2021	2020
Beginning balance	$5,554	$6,063
Charged to costs and expenses	609	136
Non-cash adjustments	54	154
Payments	(481)	(607)

Ending balance	$5,736	$5,746

The unpaid exit costs are expected to be paid over the terms of the related agreements through 2030.

Severance and related costs of $0.1 million and $0.5 million for the three months ended March 31, 2021 and 2020, respectively, represent costs associated with terminated employees and are generally paid in the year recorded. As of March 31, 2021 and December 31, 2020, the unpaid balance totaled $0.1 million and $0.4 million, respectively, and is expected to be paid during the remainder of 2021.

9. Investment in Unconsolidated Investee

The Company has direct ownership in one unconsolidated investee at March 31, 2021 and 2020. The Company owns 15% of this investee and provides management services under a management agreement with the investee. Revenues from the management agreement were $0.4 million for each of the three months ended March 31, 2021 and 2020.

The Company provides services as part of its ongoing operations for and on behalf of the unconsolidated investee, which reimburses the Company for the actual amount of the expenses incurred. The Company records the expenses in cost of revenues and the reimbursement as revenue in the condensed consolidated statements of operations and comprehensive loss. Reimbursed expenses related to the Company’s unconsolidated equity investee were $0.2 million and $0.3 million for the three months ended March 31, 2021 and 2020, respectively.

The financial position and results of operations of the unconsolidated investee are not material to the Company’s condensed consolidated financial statements.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

10. Segment Information

The following table summarizes the Company’s revenue by segment:

	Three Months Ended March 31,
(in thousands)	2021	2020
Revenue:
MRI	$42,782	$44,436
PET/CT	32,033	31,248
Other radiology	6,558	6,794

Radiology	81,373	82,478
Oncology	34,412	36,096
Interventional	3,728	13,484
Corporate / Other	—	347

Total	$119,513	$132,405

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”) represents net income before: income taxes; noncontrolling interest in subsidiaries; interest expense, net; depreciation expense; amortization expense; transaction costs; restructuring charges; severance and related costs; legal matters and other expenses; share-based compensation; and other charges, net. Adjusted EBITDA is the most frequently used measure of each segment’s performance and is commonly used in setting performance goals. The following table summarizes the Company’s Adjusted EBITDA:

	Three Months Ended March 31,
(in thousands)	2021	2020
Adjusted EBITDA(1) :
Radiology	$20,681	$17,080
Oncology	10,700	11,154
Interventional	343	274
Corporate / Other	(2,680)	(2,325)

Total	$29,044	$26,183

(1)

Adjusted EBITDA by segment includes inter-segment operating expense allocations from Corporate / Other to Radiology, Oncology and Interventional of $5.0 million, $1.8 million and $0.2 million, respectively, during the three months ended March 31, 2021, and $4.3 million, $1.8 million and $0.6 million, respectively, during the three months ended March 31, 2020.

ALLIANCE HEALTHCARE SERVICES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

March 31, 2021

(Unaudited)

The reconciliation of loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest to total Adjusted EBITDA is shown below:

	Three Months Ended March 31,
(in thousands)	2021	2020
Loss before income taxes, earnings from unconsolidated investee, and noncontrolling interest	$(6,329)	$(7,110)
Earnings from unconsolidated investee	317	309
Interest expense, net	15,963	13,199
Depreciation expense	12,721	13,860
Amortization expense	2,490	3,134
Transaction costs	704	514
Restructuring charges	609	136
Severance and related costs	129	537
Legal matters and other expenses (included in “Selling, general and administrative expenses”)	2,233	1,447
Share-based compensation (included in “Selling, general and administrative expenses”)	110	111
Other charges, net (included in “Other income, net”)	97	46

Adjusted EBITDA	$29,044	$26,183

The following table summarizes the Company’s total assets by segment:

	March 31,	December 31,
(in thousands)	2021	2020
Identifiable assets:
Radiology	$277,243	$276,324
Oncology	222,100	225,196
Interventional	6,622	7,051
Corporate / Other	25,166	29,728

Total	$531,131	$538,299

11. Subsequent Event

On May 31, 2021, the Company, through its consolidated joint venture Alliance Interventional-Florida, LLC (“AHIP-FL”), sold its 60% ownership interest in substantially all of the assets and certain specified liabilities of AHIP-FL to Specialty Surgery Partners Center of Florida, LLC. AHIP-FL was the sole remaining business in the Company’s Interventional Division. The total consideration received for the sale was $3.6 million, consisting of $3.2 million in cash paid at closing and a $0.4 million promissory note that is payable in various monthly principal and interest payments through May 2024.